

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

August 29, 2016

Via E-Mail
Geoffrey Bedrosian
Chief Financial Officer
Ramco-Gershenson Properties Trust
31500 Northwestern Highway, Suite 300
Farmington Hills, MI 48334

> **Re: Ramco-Gershenson Properties Trust**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed February 29, 2016**
> **File No. 1-10093**

Dear Mr. Bedrosian:

We have reviewed your August 23, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 9, 2016 letter.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Funds From Operations, page 36</u>

1.   We note your response to prior comment 1. It is unclear to us how your metric 'FFO available to common shareholders' as presented should include preferred share dividends, given that common shareholders for such periods presented are not entitled to preferred share dividends unless such shares are converted. As such, it would appear your metric of 'FFO available to common shareholders', which includes the adjustment to add-back 'Preferred share dividends (assuming conversion)', would appear to be more akin to an entity-wide FFO metric; therefore it would also appear that your 'FFO' metric as currently presented represents FFO available to common shareholders only. As such, it

would appear that FFO as presented represents FFO available to common shareholders and vice versa. Please advise.

Form 10-Q for interim period ended June 30, 2016

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Same Property Operating Income, page 28

2.   We note your response to prior comment 2c. Please confirm that the properties included in the June 2016 Quarterly Financial and Operating Supplement for which you designated in your response as 'Portion of GLA excluded as redevelopment' are included within your 'Same property' designation for the three and six months ended June 30, 2016.

        You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3856 if you have questions regarding comments on the financial statements and related matters.

                                            Sincerely,

                                            /s/ Shannon Sobotka

                                            Shannon Sobotka
                                            Staff Accountant
                                            Office of Real Estate and
                                            Commodities